

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Dongni Han
Board Secretary
Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People's Republic of China

> **Re: Longhai Steel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 001-35017**

Dear Ms. Han:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Fang Liu (*via e-mail*)
      Pillsbury Winthrop Shaw Pittman LLP